SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

São Paulo, June 12, 2008

To
Comissão de Valores Mobiliários
Rua Sete de Setembro, 111, 2º andar - Centro
Rio de Janeiro - RJ
CEP: 20159-900

Att.:	Mrs. Elizabeth Lopez Rios Machado
Mr. Alexandre Lopes de Almeida

Re.: Notice/CVM/SEP/GEA-2/Nº114/08

Dear Sirs:

Reference is made to Notice/CVM/SEP/GEA-2/Nº114/08, received today. We hereby clarify the following:

1. We believe the variation in Companhia de Bebidas das Américas - AmBev’s (“AmBev” or “Company”) share price during the course of the day is related to the announcement by InBev N.V./S.A. (“InBev”), our controlling shareholder, of its proposal for the acquisition of Anheuser-Busch Companies, Inc. (the “Transaction”).

2. Regarding the need to publish a material fact (fato relevante), our understanding is that it is unnecessary because the Transaction, as announced by InBev, does not involve the Company, which continues committed to generating value to our shareholders, employees, suppliers and communities in which we are present.

3. Finally, we confirm that this letter will be disclosed to the market in the manner set forth in the aforementioned Notice.

Sincerely,

/s/
COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV
Graham David Staley
Chief Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations